Exhibit 2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2015 and 2014 included as Exhibit 1 to the Report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2014, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture, our TandAbs bind to their targets with high affinity and have half-lives that allow intravenous administration rather than require continuous infusion. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to-date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through November 10, 2015, we have raised an aggregate of €171.2 million through our public offerings as well as private issuances of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product sales or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2015, we had an accumulated deficit of €113.9 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009 we formed AbCheck, our 100% owned, antibody screening platform company. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

Recent Developments

On October 14, 2015 the Company sold 3.3 million shares to SGR Sagittarius Holding AG, an existing shareholder affiliated with Aeris Capital AG, in a private placement exempt from registration, resulting in net proceeds to Affimed of $21.8 million (€19.1 million).

Following acceptance of the Company’s proposed protocol amendment by the German Regulatory Agency, the Paul-Ehrlich Institute (PEI) and the participating sites’ Ethics Committees, patient enrollment in the Phase 1 study of AFM11 in non-Hodgkin’s lymphoma (NHL) continued in October.

In June 2015 we presented data about a preclinical TandAb candidate (AMV-564, formerly T564), which was developed by Affimed and its partners Amphivena and Janssen as part of a collaborative CD33/CD3 program for the treatment of acute myeloid leukemia (AML) at the American Society of Clinical Oncology (ASCO) Annual Meeting. Our proprietary platform has enabled us to generate more than 150 unique CD33/CD3 TandAbs for further evaluation using various combinations of 10 human anti-CD33 variable domains, 4 human anti-CD3 variable domains and different middle linkers.

At the same ASCO Annual Meeting we also provided details on preclinical data from a combination study of our lead candidate AFM13 with checkpoint modulators, including an anti PD-1 checkpoint inhibitor. We presented the results of four preclinical studies conducted by Dr. Holbrook Kohrt at Stanford University in Patient-Derived Tumor Xenograft (PDX) mice to analyze AFM13 in combination with checkpoint modulators. In such studies all combinations of AFM13 with checkpoint modulators showed enhanced anti-tumor efficacy when compared to the single agents. Furthermore, the combination of AFM13 with the anti PD-1 checkpoint inhibitor showed the most pronounced effect. Based on the preclinical data, we are planning to initiate a clinical phase 1b study investigating the combination of AFM13 with an anti PD-1 antibody in relapsed/refractory HL.

In June the phase 2a clinical trial of AFM13 in Hodgkin Lymphoma, or HL, was initiated and first patients were recruited.

Furthermore, in June the Company was added to the Russell 2000® Index. The Russell 2000® is a key index which measures the performance of the small-cap segment of the U.S. equity market.

On May 12, 2015 we announced the closing of our previously announced public offering of 5,750,000 of our common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other offering expenses, the net proceeds of the public offering were €33.5 million ($37.5 million).

In early 2015, Affimed was awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF) to support development of dual tumor targeting antibodies for enhanced selectivity in immune cell engaging therapy. The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

Collaboration and License Agreements

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, CA, to develop a bi-specific CD33/CD3 TandAb for acute myeloid leukemia in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Aeris Capital and us. Amphivena has also entered into an agreement with Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, that gives Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate. Affimed has successfully reached its first three milestones, up to the generation and acceptance of a development candidate TandAb meeting certain target features. The third milestone was reached in the first quarter of 2015. In consideration for the achievement of the third milestone of the Amphivena collaboration we are eligible to receive a milestone payment of €7.5 million which will be paid in three installments. The first installment of €1.3 million was paid in the first quarter 2015, and the second installment of €4.2 million was paid in October 2015.

In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€3.6 million) over two years to support the project. We received a third milestone payment of €0.7 million in the third quarter of 2015 following the commencement of the phase 2a trial of AFM13.

There have been no material structural changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing cash and cash equivalents and the net proceeds of the October 2015 private placement primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. The phase 2a clinical trial of AFM13 in Hodgkin Lymphoma, or HL, is ongoing and recruiting. In addition we plan to support an additional phase 1b/2a investigator initiated trial in CD30+ lymphoma and a Phase 1b trial of AFM13 in combination with an anti PD-1 checkpoint inhibitor. We anticipate that our research and development expense will increase substantially in connection with the preparation and commencement of these clinical trials. In addition we will incur substantial expenses for the production of AFM13 clinical trial material and the investigation of commercial scale production options.

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen; the respective amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We believe that the new dose regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BITEs. Due to the protocol amendment, the trial may require more patients compared to the original protocol. We also are planning to investigate AFM11 in acute lymphocytic leukemia, or ALL and are preparing a phase 1 dose-finding study that is expected to begin recruitment in the first half of 2016. Therefore, we anticipate that our research and development expense for the AFM11 program will increase. In 2014 and in the first three quarters of 2015, costs were predominantly related to the conduct of our phase 1 clinical trial in NHL.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of AFM21, our Amphivena collaboration and early stage development / discovery activities. We have allocated a material amount of the proceeds of the May 2015 offering to future discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material.

•	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Results of Operations

The financials shown below were derived from our unaudited interim condensed consolidated financial statements as of and for the three and nine month periods ended September 30, 2014 and 2015. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September, 2014 and 2015

	Three months ended September 30,
	2014	2015
	(unaudited)
	(in € thousand)
Total Revenue:	1,892	1,155
Other income/(expenses)—net	110	298
Research and development expenses	(2,181)	(6,448)
General and administrative expenses	(249)	(2,068)
Operating income/(loss)	(428)	(7,063)
Finance income/(costs)—net	7,751	(193)
Income/(loss) before tax	7,323	(7,256)
Income taxes	10	(36)
Income/(loss) for the period	7,333	(7,292)
Total comprehensive income/(loss)	7,333	(7,292)
Earnings/(loss) per common share in € per share (undiluted)	0.44	(0.24)
Earnings/(loss) per common share in € per share (diluted)	0.44	(0,24)

Revenue

Revenue decreased by 39% from €1.9 million in the three months ended September 30, 2014 to €1.2 million for the three months ended September 30, 2015. Revenue in the three months ended September 30, 2014 included revenue from milestones achieved under the Amphivena collaboration, while revenue in the three months ended September 30, 2015 primarily related to prepaid amounts that were recognized as services revenue when services were performed over time under the Amphivena agreement as well as revenue generated by AbCheck. No revenue was realized under the LLS collaboration in the three months ended September 30, 2014 or 2015.

Research and development expenses

	Three months ended September 30,
	2014	2015	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	1,557	3,614	132%
AFM11	242	110	(55%)
Other projects and infrastructure cost	1,217	2,544	109%
Share-based payment expense/(credit)	(835)	180
Total	2,181	6,448	196%

Research and development expenses amounted to €6.4 million in the three months ended September 30, 2015 compared to research and development expenses of €2.2 million in the three months ended September 30, 2014. In the three months ended September 30, 2014, research and development expenses were largely affected by the change of the estimated fair value of our share-based payment awards. Research and development expenses in the three months ended September 30, 2015 included compensation expense for share-based compensation awards of €0.2 million relating to the ESOP 2014. The variances in project-related expenses between the three months ended September 30, 2014 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the three months ended September 30, 2015 we incurred significantly higher expenses (+132%) than in the three months ended September 30, 2014. The expenses in the three months ended September 30, 2015 related to the ongoing Phase 2a trial and the preparation of a Phase 1b combination trial with an anti PD-1 checkpoint inhibitor. In addition we incurred significant expenses in relation to our ongoing manufacturing activities of clinical trial material including material for our planned phase 1b/2a translational study in CD30+ lymphoma conducted by the Columbia University Medical Center. In the three months ended September 30, 2014, the costs were primarily related to the preparation of the Phase 2a trial and the production of clinical trial material.

•	AFM11. In the three months ended September 30, 2015, research and development expenses were lower (-55%) than in the three months ended September 30, 2014, primarily due to higher expenses associated with the production of the clinical study material and the preparation of the AFM11-101 study in the 2014 period, whereas in the three months ended September 30, 2015 we incurred expenses for the ongoing Phase 1 clinical study as well as expenses in relation to the trial protocol amendment.

•	Other projects and infrastructure cost. In the three months ended September 30, 2015, expenses were significantly higher (+109%) than in the three months ended September 30, 2014 primarily due to higher expenses associated with our internal R&D activities in the 2015 period. Other projects comprise expenses incurred in relation to the AFM21 program and our discovery/early stage development activities. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We expect that cost for other projects will increase over time as we have allocated a significant fraction of the R&D budget to enhance the internal R&D activities. We expect that also our infrastructure related cost might increase as we have to provide more personnel and infrastructure resources.

 General and administrative expenses

General and administrative expenses amounted to €2.1 million in the three months ended September 30, 2015 compared to €0.2 million in the three months ended September 30, 2014. In the three months period ended September 30, 2014, general and administrative expenses were largely affected by the change of the estimated fair value of our share-based payment awards and a corresponding compensation gain of €1.8 million. General and administrative expenses in the three months ended September 30, 2015 include compensation expense for share-based compensation awards of €0.5 million relating to the ESOP 2014. The General and administrative expenses include such expenses that we incur as a result of operating as a public company.

Finance income / (costs)-net

Finance costs for the three months ended September 30, 2015 totaled €0.2 million, compared with finance income of €7.8 million for the three months ended September 30, 2014. The third quarter of 2014 was primarily affected by the gain from the exchange of preferred shares of Affimed Therapeutics AG into common shares of Affimed N.V. and the decrease in the fair value of the derivative conversion feature embedded in the convertible loan totaling €8.4 million. These preferred shares and convertible loan were no longer outstanding in 2015.

Comparison of the nine months ended September 30, 2014 and 2015

	Nine months ended September 30,
	2014	2015
	(unaudited)
	(in € thousand)
Total Revenue:	3,301	5,903
Other income/(expenses)—net	223	631
Research and development expenses	(5,468)	(14,974)
General and administrative expenses	(600)	(5,592)
Operating loss	(2,544)	(14,032)
Finance income—net	7,547	108
Income/(loss) before tax	5,003	(13,924)
Income taxes	38	(36)
Income/(loss) for the period	5,041	(13,960)
Total comprehensive income/(loss)	5,041	(13,960)
Earnings/(loss) per common share in € per share (undiluted)	0.32	(0.52)
Earnings/(loss) per common share in € per share (diluted)	0.32	(0.52)

Revenue

Revenue increased by 79% from €3.3 million in the nine months ended September 30, 2014 to €5.9 million for the nine months ended September 30, 2015. Revenue is due to the revenue recognition upon achievement of milestones pursuant to the Amphivena and LLS collaborations and service revenue recognized when services were performed over time under the Amphivena collaboration totaling €5.0 million in the nine months ended September 30, 2015 compared to €2.9 million in the nine months ended September 30, 2014 plus additional revenues generated by AbCheck.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2014	2015	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	2,190	6,767	209%
AFM11	1,291	606	(53%)
Other projects and infrastructure costs	3,592	7,182	100%
Share-based payment expense/(credit)	(1,605)	419
Total	5,468	14,974	174%

Research and development expenses increased from €5.5 million in the nine months ended September 30, 2014 to €15.0 million in the nine months ended September 30, 2015 (+174%). In the nine months ended September 30, 2014, research and development expenses were affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €1.6 million. Research and development expenses in the nine months ended September 30, 2015 included compensation expense for share-based compensation awards of €0.4 million relating to the ESOP 2014. The variances in project related expenses between the nine months ended September 30, 2014 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the nine months ended September 30, 2015 we incurred significantly higher expenses (+209%) than in the nine months ended September 30, 2014. The expenses in the nine months ended September 30, 2015 related to the preparation and the conduct of the Phase 2a trial and the preparation of a Phase 1b combination trial with an anti PD-1 checkpoint inhibitor. In addition we incurred significant expenses in relation to our ongoing manufacturing activities of clinical trial material including material for our planned phase 1b/2a translational study in CD30+ lymphoma conducted by the Columbia University Medical Center. In the nine months ended September 30, 2014, the costs were primarily related to the preparation of the Phase 2a trial and the production of clinical trial material.

•	AFM11. In the nine months ended September 30, 2015, research and development expenses were lower (-53%) than in the nine months ended September 30, 2014, primarily due to higher expenses associated with the production of the clinical study material and the preparation of the AFM11-101 study in the 2014 period, whereas in the nine months ended September 30, 2015 we incurred expenses for the ongoing Phase 1 clinical study as well as expenses in relation to the trial protocol amendment.

•	Other projects and infrastructure cost. In the nine months ended September 30, 2015, expenses were significantly higher (+100%) than in the nine months ended September 30, 2014 primarily due to higher expenses associated with our internal R&D activities in the 2015 period. Other projects comprise expenses incurred in relation to the AFM21 program and Affimed’s discovery/early stage development activities.

General and administrative expenses

General and administrative expenses increased from €0.6 million in the nine months ended September 30, 2014 to €5.6 million in the nine months ended September 30, 2015. In the nine months ended September 30, 2014, general and administrative expenses were largely affected by the change of the estimated fair value of our share-based payment awards resulting in a credit of €3.6 million. General and administrative expenses in the nine month ended September 30, 2015 include compensation expense for share-based compensation awards of €1.0 million relating to the ESOP 2014. General and administrative expenses include such expenses that we incur as a result of operating as a public company.

Finance income / (costs)-net

Finance income for the nine months ended September 30, 2014 was €7.5 million, compared with €0.1 million for the nine months ended September 30, 2015. The nine months ended September 30, 2014 were primarily affected by the gain from the exchange of preferred shares of Affimed Therapeutics AG into common shares of Affimed N.V. and from the decrease in the fair value of the derivative conversion feature embedded in the convertible loan totaling €10.9 million. These preferred shares and convertible loan were no longer outstanding in 2015. The nine months ended September 30, 2015 include foreign exchange gains of €0.6 million compared to foreign exchange gains of €0.7 million in 2014.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans from existing shareholders, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2014 and 2015:

	Nine months ended
	September 30,
	2014	2015
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(5,103)	(14,526)
Net cash used for investing activities	(270)	(214)
Net cash generated from financing activities	45,784	34,434
Net changes to cash and cash equivalents	40,411	19,694
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange rate related changes of cash and cash equivalents	984	1,006
Cash and cash equivalents at the end of the period	45,546	60,425

Net cash used in operating activities of €14.5 million in the nine months ended September 30, 2015 is significantly higher than net cash used in operating activities in the nine months ended September 30, 2014 (€5.1 million) due to higher cash expenditure for research and development efforts and higher general and administrative cost. Net cash from financing activities in the nine months ended September 30, 2015 includes the proceeds from the issuance of common shares in the May 2015 public offering, net of issuing costs.

Cash and Funding Sources

In January 2015, we announced that we had been awarded a €2.4 million ($3 million) grant from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology–BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma. The grant payments are scheduled over a period until the end of 2017.

On May 12, 2015 we announced the closing of our offering of 5,750,000 common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other offering expenses, the net proceeds of the public offering were €33.5 million ($37.5 million).

Our cash and cash equivalents as of September 30, 2015 were €60.4 million.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11 and AFM21. If we receive regulatory approval for AFM13, AFM11 or AFM21, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents together with the proceeds of the private placement in October 2015 will enable us to fund our operating expenses and capital expenditure requirements at least until the first quarter of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing or otherwise obtaining clinical supplies, and establishing commercial supplies, of our product candidates, any products that we may develop and other materials that may be required to conduct clinical trials of our product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2015, our accumulated deficit was €113.9 million;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk Factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.